Strategic Trust
c/o U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

April 19, 2024

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Strategic Trust (the “Trust”)
Securities Act Registration No. 333-258490
Investment Company Act Reg. No. 811-23723
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series, the Kelly INDS Industrial & Logistics Real Estate ETF, Kelly SRVR Data Center & Tech Infrastructure ETF, Kelly US Cash Cow Leaders ETF and Kelly US Small Cap Cash Cow Leaders ETF, respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Funds as new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of the series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
4	11/17/2022	485APOS	0000894189-22-008392
6	1/30/2023	485BXT	0000894189-23-000706
7	3/1/2023	485BXT	0000894189-23-001712
9	3/31/2023	485BXT	0000894189-23-002370
10	4/28/2023	485BXT	0000894189-23-003192
12	5/26/2023	485BXT	0000894189-23-003953
13	6/26/2023	485BXT	0000894189-23-004372
14	7/27/2023	485BXT	0000894189-23-005011
17	8/24/2023	485BXT	0000894189-23-006172
18	9/22/2023	485BXT	0000894189-23-007107
21	10/23/2023	485BXT	0000894189-23-007737
22	11/22/20023	485BXT	0000894189-23-008533
23	12/22/2023	485BXT	0000894189-23-009220
26	1/19/2024	485BXT	0000894189-24-000287
27	2/20/2024	485BXT	0000894189-24-001057
28	4/2/2024	485BXT	0000894189-24-002207

The Adviser has determined that it will not proceed with these series. Based upon the foregoing, the Trust believes that withdrawal of the above-referenced Post-Effective Amendments is consistent with the public interest.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 19th day of April 2024.

If you have any questions or require further information, please contact Elaine Richards at 626-914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Kevin Kelly
Kevin Kelly
President and Trustee
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